Mail Stop 6010

March 6, 2007

Mr. Dennis J. Letham
Senior Vice President – Finance
Anixter International Inc.
2301 Patriot Blvd.
Glenview, IL 60026

> **Re:** **Anixter International Inc.**
> **Form 10-K as of December 29, 2006**
> **Filed February 23, 2007**
> **File No. 001-10212**

Dear Mr. Letham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 29, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

Acquisition of Businesses, page 12

1.   You disclose here and in financial statement Note 6 that the amounts allocated to
        intangible assets in the acquisition of IMS were based on a "third-party
        valuation." Please revise future filings, beginning with your next Form 10-Q, to
        name the third party expert. In addition, if you incorporate this Form 10-K into
        any registration statement you will be required to identify the appraisal firm in the
        "Experts" section and include its consent in the registration statement.

Results of Operations, page 17

2.   We see that your discussions include disclosure of non-GAAP financial measures,
        such as operating income adjusted for various items. While we understand that it
        is important to identify, quantify and discuss unusual and infrequent items
        included in the results of operations, if you present any non-GAAP financial
        measures your disclosure should also present all relevant quantitative and
        qualitative disclosures from Item 10(e)(1)(i) to Regulation S-K. Please
        appropriately expand future filings.

3.   We see that results of operations for 2004 include "net favorable adjustments to
        cost of sales of $10.2 million, arising primarily from the reduction in risks
        associated with the value of certain inventories." Please tell us what you mean by
        this disclosure and explain the underlying facts and circumstances. Your response
        should explain the specific nature of the adjustments and describe the basis in
        GAAP for the accounting applied.

4.   As a related matter, disclosure about material transactions included in earnings
        should be reasonably transparent. If applicable, in future filings please provide a
        more understandable explanation of the nature of and reasons for the significant
        inventory adjustment in 2004.

Item 8. Financial Statements, page 29

Note 6, Acquisitions of Businesses, page 43

5.   In future filings please provide a numerical roll-forward of goodwill for each period for which a balance sheet is presented. Refer to paragraph 45(c) to SFAS 142.

Note 8, Debt, page 45

Convertible Notes, page 46

6.   Please tell us about and expand future filings to describe the "certain conditions" under which the zero coupon notes are convertible. Please also tell us and disclose what you mean by the reference to "conversion value" and clarify how the conversion rate would be determined.

7.   Please tell us how you evaluated the conversion feature of the convertible notes in concluding that the feature is not an embedded derivative requiring bifurcation and separate accounting under SFAS 133. Please explain how you considered the requirements of SFAS 133, EITF 00-19 and related literature in reaching your conclusion.

Note 16, Subsequent Events, page 63

8.   Please tell us how you will be accounting for the convertible notes and related purchased call option and sold warrant. Explain how your accounting is appropriate under the requirements of SFAS 133, EITF 00-19 and related literature. Please also address the conversion premium.

9.   As a related matter, in future filings please make more specific disclosure about the terms and conditions of conversion and about circumstances where the conversion price is subject to adjustment. Please also address registration obligations, including liquidated damages provisions.

<u>Form 8-K dated January 30, 2007</u>

10.   We note that you present non-GAAP measures in the form of condensed consolidated statements of operations. This format may be confusing to investors as it presents non-GAAP captions and sub-totals which have not been fully described to investors under S-K Item 10(e)(1)(i). It is not clear whether management uses each of the non-GAAP measures; and, they appear to be shown here primarily as a result of the presentation format. Under Instruction 2 to Item 2.02 of Form 8-K when furnishing information under this Item you must provide all of the disclosures required by S-K Item 10(e)(1)(i), including a reconciliation to the directly comparable GAAP measure for *each* non-GAAP measure presented with accompanying explanation about why you believe *each* non-GAAP measure provides useful information to investors.

   - To eliminate investor confusion, please remove the pro forma condensed consolidated statements of operations from future earnings releases and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and qualitative disclosures.

   - Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.

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        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 or Brain Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding these comments. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant